Galileo Acquisition Corp.

1049 Park Ave. 14A

New York, NY 10028

VIA EDGAR

August 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Beverly Singleton
Mark Rakip
Erin Purnell
Asia Timmons-Pierce

Re:	Galileo Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 22, 2021
File No. 333-256935

Ladies and Gentlemen:

Galileo Acquisition Corp. (“Galileo,” “we,” “our” or “us”) hereby transmits Galileo’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 5, 2021, regarding the Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on July 22, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with Galileo’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on the date hereof. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Form S-4

Frequently Used Terms, page 1

1.	We have reviewed your response to prior comment 2. Please amend to include a discussion of the term Conversion Ratio consistent with your response, including the illustrative example and that the conversion ratio cannot be determined until immediately prior to the Effective Time; clarify that the referenced section of "The Business Combination and Related Transactions," is within the section of Unaudited Pro Forma Condensed Combined Financial Information. We further note, pursuant to our prior comment 3, you have the term Conversion Ratio under Questions and Answers About the Proposals; include this term under Frequently Used Terms, and define therein or provide a cross-reference to a more detailed definition.

In response to the Staff’s comment, we have added the definition of Conversion Ratio under Frequently Used Terms on page 1 of the Registration Statement and revised our disclosure on page 17 of the Registration Statement.

Q: What interests do Galileo’s initial shareholders, Sponsor…, page 22

2.	We note your response to comment 8. Please revise to state the current trading prices and aggregate values of each of the securities discussed in the first two bullets. Include the amount of out-of-pocket expenses incurred by the officers and directors and their affiliates.

In response to the Staff’s comment, we have revised the disclosure on page 22 of the Registration Statement.

Comparative Per Share Information, page 54

3.

We note your response to prior comment 14. Please revise to provide Net income per ordinary/ common share, redeemable for Galileo for the three months ended March 31, 2021 or advise us on your presentation, as you appear to have provided an amount for Shapeways. Additionally, the notation for endnote (4) under Shapeways Equivalent Pro Forma Per Share Data appears to relate to endnote (3) discussing the calculation of equivalent per share data for Shapeways, and you appear to also have omitted endnote (5). Please amend to revise or advise.

In response to the Staff’s comment, we have revised the disclosure on pages 53 and 54 of the Registration Statement.

Provisions in the Proposed Charter, page 74

4.	We note your response to comment 17. Please ensure that the exclusive forum provision in the governing documents states clearly that the provision does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

In response to the Staff’s comment, we have revised the Proposed Charter, which is included as Annex A to the proxy statement/consent solicitation statement/ prospectus contained in the Registration Statement.

We may not be able to establish a strategic relationship with Desktop Metal..., page 90

5.	We note your revisions in response to comment 1 regarding the Memorandum of Understanding with Desktop Metal. Please revise your disclosure in this section to discuss the material terms of the Memorandum of Understanding including the obligation to purchase $20 million in materials, timeframe to fulfill your obligation and any related risks with such commitment.

In response to the Staff’s comment, we have revised the disclosure on page 89 of the Registration Statement.

Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication, page 122

6.	We note your response to comment 18. Please revise to address this potential conflict of interest, even though Galileo is not aware of any officer or director of Galileo that was required to forego presenting any opportunity to acquire a target business to Galileo as a result of a pre-existing fiduciary contractual obligation.

In response to the Staff’s comment, we have revised the disclosure on page 146 of the Registration Statement.

Background of the Business Combination, page 147

7.	We note your disclosure that the parties ultimately agreed to lower the Merger Consideration from the amount reflected in the LOI to $406 million. Please revise to disclose the amount of the consideration and the post-Closing Earnout Terms that was reflected in the LOI.

In response to the Staff’s comment, we have revised the disclosure on page 152 of the Registration Statement.

Certain Projected Financial Information, page 157

8.	Please define the meaning of Adjusted EBITDA as used herein; if such measure has the same meaning as used in Shapeways' MD&A discussion on page 243, you may consider providing a cross-reference to such disclosure.

In response to the Staff’s comment, we have revised the disclosure on page 158 of the Registration Statement.

Shapeways’ Management's Discussion and Analysis of Financial Condition and Results of Operations, page 235

9.

Please remove the reconciliation of estimated Net income (loss) to estimated Adjusted EBITDA from Shapeways' MD&A for the projected periods presented. Additionally we are unclear whether the reconciliation of estimated Net income (loss) to estimated Adjusted EBITDA for the projected periods was included in forecasts provided by Shapeways to Galileo's management.

• If such information was provided by Shapeways to Galileo's management in support of the five-year forecast, please tell us how you considered Question 101.03 of the Division's Non-GAAP Compliance and Disclosure Interpretations, including whether such forecasted estimated Net income (loss) and the reconciliation of estimated Net income (loss) to estimated Adjusted EBITDA for the projected periods presented should be disclosed. If you determine that such forecasts should continue to be disclosed, amend your joint proxy statement/ prospectus to include the reconciliation and a discussion about your material assumptions and estimates used in arriving at the estimated Net income (loss) amounts within Certain Projected Financial Information to provide context to investors;

• If such information was not provided by Shapeways to Galileo's management, please tell us your basis for including the reconciliation of estimated Net income (loss) to estimated Adjusted EBITDA for the projected periods presented.

We acknowledge the Staff’s comment and have removed the reconciliation of estimated Net income (loss) to estimated Adjusted EBITDA (the “reconciliation”), which we do not believe is required to be disclosed in the Registration Statement, from Shapeways’ MD&A for the projected periods presented. The reconciliation was not provided by Shapeways to Galileo’s management in support of the five-year forecast when Shapeways management delivered the Projections to Galileo but was, instead, prepared by Shapeways management for inclusion in the materials provided to prospective investors in the PIPE Investment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Matthew Gray, at mgray@egsllp.com, or by telephone at (917) 686-1975 or (212) 370-1300, or Meredith Laitner, at mlaitner@egsllp.com, or by telephone at (617) 823-5876 or (212) 370-1300.

Sincerely,

/s/ Alberto Recchi
Alberto Recchi
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP

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